Exhibit 12.1

Teva Pharmaceutical Industries Limited

Computation of ratio of earnings to fixed charges

(U.S. dollars in thousands, except ratio of earnings to fixed charges)

		Year ended December 31,
	Nine months ended September 30, 2005	2004	2003	2002	2001	2000
	(Unaudited)
Fixed charges:
Interest costs (expensed and capitalized) and amortization of issuance costs relating to long-term debentures	$27,373	$42,850	$45,200	$54,713	$47,330	$53,821
Rentals - one third of rental expense (the portion deemed representation of the interest factor)	5,400	6,745	5,200	4,646	4,467	2,533

Total fixed charges	$32,773	$49,595	$50,400	$59,359	$51,797	$56,354

Earnings:
Pre-tax income from continuing operations before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees	$957,212	$603,700	$872,415	$499,422	$340,357	$208,361
Fixed charges, as above	32,773	49,595	50,400	59,359	51,797	56,354
Interest capitalized, less amortization of capitalized interest	(245)	(345)	800	900	720	227

Total earnings	$989,740	$652,950	$923,615	$559,681	$392,874	$264,942

Ratio of earnings to fixed charges	30.20	13.17	18.33	9.43	7.58	4.70